March 10, 2008
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	SEC Letter dated February 26, 2008
Re Form 10-K for the Fiscal Year Ended June 30, 2007
Filed August 27, 2007
Forms 10-Q for the Fiscal Quarters Ended September 30, 2007 and December 31, 2007
File No. 1-2299
Dear Mr. O’Brien:
We are writing in response to your letter providing comments on the disclosures contained in the captioned SEC reports. We appreciate your input and trust you will find this letter responsive to your inquiries. For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.
Item 9A. Controls and Procedures, page 18
1.	We note your disclosure that your “disclosure controls and procedures are effective in timely alerting them to material information about Applied required to be disclosed in our Exchange Act reports.” Please revise your disclosure in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Otherwise, please conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
Our officers have concluded that our disclosure controls and procedures are effective. Assuming no material changes, we will replace paragraph one of our disclosure in future filings as follows:

The Company’s management, under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), as of the end of the period covered by this report. Based on that evaluation, management has concluded that the Company’s disclosure controls and procedures are effective.
Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10
2.	In future filings, please revise your discussion and analysis of your results of operations to quantify the impact each factor you attribute to each line item’s increase or decrease over the prior period or as a percentage of net sales to allow investors to better understand your results. Specifically, you attribute the increase in the service center based distribution segment net sales for fiscal year 2007 over fiscal year 2006 to (a) sales mix, (b) volume, (c) the recovery of supplier price increases, (d) the strengthening of the Canadian currency, and (e) sales generated by acquired businesses without any explanation as to the amount by which each factor contributed to the increase. Refer to Item 303 (A)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.
We will revise future filings, beginning with our Form 10-Q for the period ended March 31, 2008, where possible and material to investors, to quantify the impact of the factors we attribute to each line item’s increase or decrease over the prior year or as a percentage of net sales. We primarily sell industrial repair parts and offer over 3 million stock keeping units (“sku”) to customers from over 2,000 manufacturers. A large portion of our business is selling to meet a customer’s repair needs and as such, a significant number of the sku’s we carry are sold infrequently and in small quantities. As a result of this sales pattern, we cannot make a precise quantification of year over year changes in volume of product sold, the mix of product sold or the impact of supplier price increases on the level of sales. We will quantify the combined impact of these factors separately from other factors such as the impact of currency fluctuations or acquisitions, as applicable.

Critical Accounting Policies, page 13
3.	Please revise your disclosure for the supplier purchasing programs to quantify the amount of incentives recognized in inventories and as a reduction of cost of sales for each period presented to allow an investor to understand the impact of this estimate on your consolidated financial statements. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
In reviewing Section 501.14 we note the requirements as excerpted below:
“Many estimates and assumptions involved in the application of GAAP have a material impact on reported financial condition and operating performance and on the comparability of such information over different reporting periods.
When preparing disclosure under the current requirements, companies should consider whether they have made accounting estimates or assumptions where:
•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or of the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.”
Our supplier purchasing programs generally provide for incentives that are earned upon achieving specific purchasing volumes. These percentages can change based on the volume of purchases. Over the past several years, we have changed most of our programs such that the periods of coverage coincide with our fiscal year. As such, most amounts accrued as of year end are based on known factors such as actual purchases and an agreed upon percentage. The level of subjectivity and judgment used to account for these programs as of year end is limited. The change in the June 30, 2007 amounts accrued for fiscal year programs versus the amounts subsequently collected was less than $0.2 million.
At June 30, 2007, approximately $3.8 million was accrued for programs not ending as of our fiscal year. Differences between the projected annual volume of purchases (used to determine the incentive percentage on purchases) and actual purchases generally reflect buying decisions made in subsequent periods. If this results in a different purchasing incentive percentage rate, we may experience cumulative adjustments to the incentive accrual between reporting periods. The net impact of discrete purchasing decisions made in the following accounting period enabled us to move to larger purchasing incentive percentages for such programs. This resulted in increased purchase incentives recorded in fiscal 2008 and 2007 of approximately $2.0 million, respectively, pertaining to purchases made in previous accounting periods.

Given that the majority of our supplier purchasing programs end with our fiscal year, the level of estimation and judgment as of June 30 is no longer significant and as such we plan to remove this from our critical accounting policies in future filings. However, we plan to disclose material changes affecting the comparability of reported financial results as required under 501.12.b.3 ‘Focus on Material Trends and Uncertainties’ and 501.04 ‘Material Changes in Management’s Discussion and Analysis of Financial Condition and the Results of Operations’.
4.	In future filings, please revise your disclosure to state the impact of a plus or minus 1% change in your key assumptions in estimating your pension costs, such as the discount rate, return on plan assets, and rate of compensation increases. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
We agree and will revise our future filings beginning with the June 30, 2008 Form 10-K to disclose the impact of a plus or minus 1% change in our key assumptions for estimating our pension costs.
Note 1: Business and Accounting Policies, page 20
Self-Insurance Liabilities, page 21
5.	In future filings, please either name the independent actuarial firms and other specialists used in determining your self-insurance liabilities reserves or remove your reference to such experts in your disclosures throughout the Form 10-K. We also remind you that if you refer to experts in any filings under the 1933 Securities Act or filings that are incorporated by reference, you also must include their consent. Refer to Section 436(b) of Regulation C.
We agree and will revise future filings beginning with the June 30, 2008 Form 10-K to remove our references to experts throughout the filing.
Shipping and Handling Costs, page 21
6.	In future filings, please disclose the amount of internal delivery costs included in selling, distribution and administrative expenses for each period presented, or state that such costs are immaterial. Refer to paragraph 6 of EITF 00-10.
We agree and will revise future filings, beginning with the June 30, 2008 Form 10-K to include the amount of internal delivery costs included in selling, distribution and administrative expenses for each period presented.

Note 12: Commitments and Contingencies, page 32
7.	We note your statement regarding your pending judicial and administrative proceedings, “...the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect...” the language you use to describe these loss contingencies is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 5 for guidance.
We agree and assuming no material changes, will revise future filings, beginning with the June 30, 2008 Form 10-K as follows:
The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
Additionally, should there be a reasonable possibility that a loss contingency will exceed the amounts already recognized, we will disclose the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
As requested, we hereby acknowledge the following:
•	Applied Industrial Technologies, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Applied Industrial Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and understand the purpose of the review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings. We hope the forgoing responses adequately address the comments raised in your letter of February 26, 2008. Please contact me directly at (216-426-4417) with any further questions or comments.
Sincerely,
/s/ Mark O. Eisele

Mark O. Eisele
Vice President — Chief Financial Officer & Treasurer

cc:	Fred Bauer, Applied Industrial Technologies
Dan Brezovec, Applied Industrial Technologies
Mark Quarm, Deloitte & Touche
David Zagore, Squire, Sanders & Dempsey
Tracey Houser, SEC
Al Pavot, SEC